July 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Power REIT Registration Statement on Form S-3 File No: 333-256826 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power REIT (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-256826), to become effective on Wednesday, July 21, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

POWER REIT

By:	/s/ David H. Lesser
Name:	David H. Lesser
Title:	Chairman and Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP Patrick Egan, Esq., Gracin & Marlow, LLP